Exhibit 99.1

LATAM ENDS THIRD QUARTER WITH MORE THAN US$3.3 BILLION TO FACE CRISIS

Santiago, Chile, November 6, 2020 – LATAM Airlines Group S.A. (IPSA: LTM), announced today its consolidated financial results for the third quarter ending September 30, 2020. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS), and are expressed in U.S. dollars. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.46 per USD.

HIGHLIGHTS

●	Total revenues in the third quarter of 2020 amounted to US$512.9 million, a decrease of 80.8% from the same period 2019. This decrease was driven by a 94.8% decline in passenger revenues resulting from an 85.8% decrease in capacity (measured in available seat kilometer (ASK)). The passenger revenues decline was partially offset by a 12.8% increase in cargo revenues, as freighter operations increased by 20% responding to robust demand for cargo services during the pandemic, and an increase in other revenues of 47.6%, mainly due to the recognition of the proceeds received from Delta as part of the Framework Agreement signed in 2019.

●	Total operating expenses decreased 55.0% during the third quarter to US$1,077.6 million, reflecting fewer passenger operations due to the pandemic and the efforts LATAM has made to reduce and variabilize its fixed costs. This includes voluntary salary reductions of between 20% and 25% opted into by the vast majority of employees of all the affiliate airlines during the third quarter, as well as early retirements, unpaid leaves and layoffs, along with a usage based plan for the fleet costs.

●	During the third quarter, the group saw a gradual increase in its operations. After operating 6.6% of the previous year’s capacity during the second quarter, measured in ASKs, it increased to 9.2% in July, to 13.9% in August and 20.0% in September, totaling 14.2% of previous year’s ASKs during the third quarter 2020. Despite this increase in operations, the operational costs decreased 55.0% year on year during the third quarter, as compared with a 45.6% year on year decrease from the previous quarter, evidencing the cost saving measures the company has implemented. In addition, LATAM Airlines Colombia reinitiated domestic operations, while the affiliates in Chile, Peru, Ecuador and Brazil continued to operate their domestic markets.

●	As a result, operating loss amounted to US$564.7 million in the third quarter of 2020, while net result amounted to a US$573.1 million loss.

●	DIP Financing of US$2.45 billion was approved on September 19th, and a first draw was made on October 8th for US$1.15 billion, which consisted of half of the available funds on that date. On November 6th, the Toesca Deuda Privada DIP LATAM Fund, which includes certain minority shareholders, committed the remaining US$150 million, which was raised in an auction held by LarrainVial on November 2nd.

●	Cargo revenues increased by 12.8% in the quarter, reaching US$284 million, despite the strong cargo capacity decline. Cargo capacity and traffic decreased 39,8% and 18,3% respectively, resulting in a 19,2 p.p. increase of the cargo load factor. Cargo yield grew 38,1% year-over-year. As a result, revenues per ATK increased by 87,5% in comparison to the same quarter of the previous year. Freighter ATKs increased by 20% due to a utilization improvement, as was the case in the second quarter of 2020. Over a thousand passenger freighter flights were operated, playing an important role during the Covid-19 pandemic as a tool to keep products and economies moving; LATAM transported over 46,000 cargo tons on passenger aircraft flown as freighters during this quarter.

●	During September, LATAM and Delta Air Lines received initial regulatory approval for their trans-American Joint Venture Agreement (‘JVA’) from the Superintendencia Geral of Brazil’s anti-trust authority, the Administrative Council for Economic Defense (CADE). The JVA is currently under second level review by CADE’s Administrative Tribunal.

●	As part of the LATAM’s digital transformation, during the quarter we launched LATAM XP in Chile, which leads this process alongside Ecuador. The new digital platform seeks to improve the customer experience from end to end and to reduce ticket purchase time by 30%, among other initiatives. LATAM XP will be gradually rolled out in the remaining countries, with a full implementation to be completed by 2022.

●	Since the start of the pandemic, LATAM Airlines Group and its affiliates have increased sanitary measures and adopted industry best practices recommended by the World Health Organization, which include increased cleaning of check-in counters and self-service kiosks, mandatory use of masks on board and in all LATAM operated areas, hand sanitizer available on all aircraft, disinfection of cabins, and use of HEPA air filtration and recirculation systems. Additionally, the Group implemented Self Bag Drop at the Jorge Chavez Airport in Lima, Peru, to limit direct contact with personnel and reduce check-in times by 90%. In several cities in Brazil, LATAM Airlines Brazil launched remote check-in at airport counters, which allows check-in personnel to assist with the process remotely.

●	On November 3rd, LATAM Airlines Brazil and LATAM Airlines Colombia announced a codeshare agreement with Aeromexico, increasing the offering and connectivity of both networks. LATAM also signed a frequent flyer agreement that will allow both LATAM Pass members and Club Premiere members to accrue and redeem miles in their respective frequent flyer programs.

●	In the 2020 edition of World Travel Awards (WTA), announced on November 5th, LATAM Airlines Group was recognized by passengers as “South America’s Leading Airline” and the “South American Leading Airline Brand”. This comes in line with the consistent increase of the passenger satisfaction indicator (Net Promoter Score) from January to September. Both awards highlight LATAM’s excellency in tourism and the winners are chosen by passenger’s vote.

MANAGEMENT COMMENTS ON THE THIRD QUARTER 2020

LATAM filed a modified proposed DIP financing agreement on September 17th, which was approved on September 19th. This DIP financing will enable the group to access the US$2.45 billion required to address the impact of COVID-19.

The terms of the approved financing are:

A Tranche A facility of US$1.3 billion, led by Oaktree Capital Management LP providing US$1.125 billion, while Knighthead, Jefferies and/or other entities that are part of a creditors’ syndicate organized by Jefferies, finance US$175 million.

A Tranche C facility of up to US$1.15 billion, including: US$750 million provided by Qatar Airways, the Cueto Group and the Eblen Group; and US$250 million from Knighthead, Jefferies and/or other entities that are part of a creditors’ syndicate organized by Jefferies. In addition, $150 million of financing will be provided by certain minority shareholders through an investment fund, Toesca Deuda Privada DIP LATAM Fund, managed by Toesca S.A. Administradora General de Fondos.

On October 8th, the company made the first draw of US$1.15 billion under the DIP financing, representing 50% of the total funds available at that date. The draw consisted of US$650 million from Tranche A and US$500 million from Tranche C.

MANAGEMENT DISCUSSION AND ANALYSIS OF THIRD QUARTER 2020 RESULTS

Total revenues in the third quarter 2020 amounted to US$512.9 million, compared to US$2,665.1 million in third quarter 2019. The 80.8% decline resulted from a 94.8% decrease in passenger revenues, partially offset by a 12.8% increase in cargo revenues and a 47.6% increase in other revenues. Passenger and cargo revenues accounted for 23.6% and 55.4% of the quarter’s total operating revenues, respectively.

Passenger revenues decreased 94.8% during the quarter as a result of an 88.7% decrease in traffic (measured in RPK), which resulted from a reduction of 86.4% of the total number of passengers carried. Load factor reached 66.3%, representing a decline of 17.3 p.p. compared with the same quarter last year and a 54.2% yield decrease during the quarter. As a result, revenues per ASK (RASK) declined 63.7%. The decline in passenger revenues is the result of the quarantines, travel restrictions and passengers’ reluctance to travel. Additionally, the variation is partly explained by a reversal of expired ticket revenue following the flexibilization of our commercial policies during the pandemic, and to a lesser degree, foreign exchange differences.

Cargo revenues increased by 12.8% in the quarter, reaching US$284.0 million, mainly driven by changes in the competitive environment due to the COVID-19 crisis and the contribution of our 11 freighters, which have increased their flight frequency and destinations, in addition to cargo flights made by passenger aircraft. During the quarter, LATAM’s cargo affiliates operated more than 1,000 passenger flights and transported over 46,000 cargo tons on adapted passenger planes.

Other revenues totaled US$107.9 million in the third quarter of 2020, an increase of US$34.8 million compared to the same period of last year. This year-over-year increase is mainly due to the recognition of the Transition Support Payments received from Delta as part of the Framework Agreement signed in 2019.

Total operating expenses in the third quarter amounted to US$1,077.6 million, a 55.0% reduction compared to the same period of 2019, mainly due to the 85.8% reduction in total passenger capacity and the results of the efforts made to convert a portion of our fixed costs into variable ones. Changes in operating expenses were mainly explained by:

●	Wages and benefits decreased 56.1%, explained by the voluntary salary reduction of between 20% and 25% voluntarily adhered to by a vast majority of the employees, which resulted in savings of US$25 million, along with a general depreciation of the local currencies in the region, and with a 26.0% decline in the average headcount during the quarter as compared with the previous year.

●	Fuel costs declined 84.7%, as a result of an 85.8% reduction in total passenger capacity and a subsequent decline of 75.8% of total gallons consumed, along with a decline of 35.6% of the fuel price (excluding hedge) during the quarter as compared with the same period last year. This was partially offset by a 20% year over year increase in freighter capacity.

●	Commissions to agents decreased 83.0% compared with the third quarter last year, in line with the decrease of passenger traffic.

●	Depreciation and amortization decreased by 20.2% due to a decrease in maintenance depreciation derived from a lower level of operations.

●	Other rental and landing fees decreased by 58.7%, mainly due to a decrease in aeronautical rates and ground handling operations derived from the reduction of the operation during this period.

●	Passenger service expenses decreased by 80.0% explained by an 86.4% decrease in the number of passengers carried, partially offset by a smaller decline in the cost of contingencies.

●	Maintenance expenses decreased by 34.7% year-over-year, explained mainly by the lower level of operations during the quarter.

●	Other operating expenses decreased by US$66.3 million year-over-year, mainly as a result of a decline in other selling expenses and reservation systems stemming from a reduction in operations.

Non-operating results

●	Interest income amounted to US$29.1 million, an increase of US$25.0 million from last year mainly explained by an increase in interest accruing assets as part of the cash management of the company.

●	Interest expense decreased 21.5% to US$114.5 million in the third quarter 2020, from US$145.8 million in the same period of 2019, due to a lower interest rate and a year-over-year reduction of US$750.1 million in financial debt.

●	Under Other income (expense), the Company registered a US$64.8 million net loss, a 10.4% decrease from the same quarter of the previous year, mainly explained by a foreign exchange loss of US$6.8 million during the quarter, compared with a US$74.8 million loss the previous year, and partially offset by US$59 million in expenses associated with the reorganization process.

Net loss in the third quarter amounted to US$573.1 million, compared with US$86.3 million gain in the same period of 2019, mainly explained by the decline in the operating income derived from the COVID-19 pandemic.

LIQUIDITY AND FINANCING

By the end of the quarter, LATAM’s financial debt amounted to US$6.8 billion, a US$803.6 million decrease compared to the previous quarter.

At the end of the third quarter 2020, LATAM reported US$886 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. On September 19th the company received approval for its DIP financing, giving access to up to US$2.45 billion in financing, and made the first draw on October 8th for US$ 1.15 billion, which represented half of the available funds on that date.

The company did not enter into any hedges during the third quarter 2020.

CHAPTER 11 MILESTONES

On May 26, 2020 and in light of the effects of COVID-19 on the worldwide aviation industry, LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States (the Debtors) filed for voluntary protection under the U.S. Chapter 11 financial reorganization statute. This reorganization process provides LATAM with an opportunity to work with the group’s creditors and other stakeholders to reduce its debt, access new sources of financing and continue operating, while enabling the group to adapt its business to the new reality.

Numerous hearings have been held before the Honorable Judge Garrity at the United States Bankruptcy Court for the Southern District of New York (the US Court), wherein the debtors have requested authority to, among other things, continue to make ordinary course payments, continue to pay employee payroll and to reject prepetition contracts (including aircraft leasing contracts), which have all been approved by the US Court subject to certain limitations.

On July 9, 2020, LATAM Airlines Brazil, adhered to the same voluntary reorganization Chapter 11 process of LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States, and thereby became a Debtor, in order to restructure its debt and effectively manage its aircraft fleet, while enabling operational continuity.

The general deadline or bar date for creditors to file a proof of claim was set by the US Court for December 18, 2020. The new period of exclusivity set by the US Court for LATAM to file its Reorganization Plan is now January 29, 2021. The date for filing the Reorganization Plan may be further extended subject to the US Court’s approval.

The Debtors have and will continue to periodically file with the US Court certain schedules and statements of financial affairs setting forth, among other things, the assets and liabilities of the Debtors (the “Statements and Schedules”). The Statements and Schedules are prepared according to the requirements of applicable bankruptcy law and are subject to further amendment or modification by the Debtors.

Although these materials provide the information required under the Bankruptcy Code and the Bankruptcy Court, they are nonetheless unaudited and prepared in a format different from the consolidated financial reports historically prepared by LATAM in accordance with IFRS (International Financial Reporting Standards). Certain information contained in the Statements and Schedules may be prepared on an unconsolidated basis. Accordingly, the substance and format of the Statements and Schedules may not allow meaningful comparison with LATAM’s regularly publicly disclosed consolidated financial statements. Moreover, the Statements and Schedules required and filed with the US Court are not prepared for the purpose of providing a basis for an investment decision relating to the Debtors’ securities, or claims against the Debtors, or for comparison with other financial information required to be reported under applicable securities law.

LATAM FLEET PLAN

Given the filing for voluntary reorganization and restructuring of their debt under Chapter 11 protection in the United States, LATAM is currently evaluating the adequate fleet needs for the following years.

CONFERENCE CALL

Given the filing for voluntary reorganization and restructuring of their debt under Chapter 11 protection in the United States, the Company will not be hosting a conference call after the results publication.

LATAM filed its quarterly financial statements for the three-month period ended September 30, 2020 with the Comisión para el Mercado Financiero of Chile on November 6, 2020. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM is Latin America’s leading airline group, with presence in five domestic markets in South America: Brazil, Chile, Colombia, Ecuador and Peru, along with international operations within Latin America and to Europe, US and the Caribbean.

The group operates a fleet including Boeing 787, Airbus A350, A321, A320neo and A319 aircraft, the most modern models of their kind.

LATAM is the only airline group of the Americas and one three in the world to join the Dow Jones Sustainability Index World, where it’s recognized for its sustainable practices, based on three criteria: economics, social and environmental.

The shares of LATAM Airlines Group are traded in the Santiago Stock Exchange and in the US, its ADRs are traded in the OTC (over-the-counter) markets.

For further information, visit www.latam.com. For financial information: www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the third quarter 2020 (in thousands of US Dollars)

	For the three month period ended September 30
	2020	2019	% Change

REVENUE
Passenger	121,044	2,340,297	-94.8%
Cargo	283,956	251,691	12.8%
Other	107,932	73,112	47.6%
TOTAL OPERATING REVENUE	512,932	2,665,100	-80.8%

EXPENSES
Wages and Benefits	-196,137	-446,772	-56.1%
Aircraft Fuel	-109,674	-717,320	-84.7%
Commissions to Agents	-10,137	-59,800	-83.0%
Depreciation and Amortization	-300,090	-375,841	-20.2%
Other Rental and Landing Fees	-128,215	-310,419	-58.7%
Passenger Services	-12,565	-62,734	-80.0%
Aircraft Maintenance	-68,297	-104,551	-34.7%
Other Operating Expenses	-252,477	-318,774	-20.8%
TOTAL OPERATING EXPENSES	-1,077,592	-2,396,211	-55.0%

OPERATING INCOME	-564,660	268,889	n.m.
Operating Margin	-110.1%	10.1%	-120.2 pp

Interest Income	29,097	4,063	616.1%
Interest Expense	-114,506	-145,813	-21.5%
Other Income (Expense)	-64,833	-72,319	-10.4%

INCOME BEFORE TAXES AND MINORITY INTEREST	-714,902	54,820	n.m.
Income Taxes	141,017	32,202	337.9%

INCOME BEFORE MINORITY INTEREST	-573,885	87,022	n.m.

Attributable to:
Shareholders	-573,123	86,265	n.m.
Minority Interest	-762	757	n.m.

NET INCOME	-573,123	86,265	n.m.
Net Margin	-111.7%	3.2%	-115.0 pp

Effective Tax Rate	-19.7%	58.7%	-78.5 pp

EBITDA	-264,570	644,730	-141.0%
EBITDA Margin	-51.6%	24.2%	-75.8 pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the nine-month period ended September (in thousands of US Dollars)

	For the nine month period ended September 30
	2020	2019	% Change

REVENUE
Passenger	2,257,693	6,527,954	-65.4%
Cargo	855,072	784,448	9.0%
Other	324,376	247,923	30.8%
TOTAL OPERATING REVENUE	3,437,141	7,560,325	-54.5%

EXPENSES
Wages and Benefits	-776,304	-1,355,024	-42.7%
Aircraft Fuel	-839,170	-2,185,227	-61.6%
Commissions to Agents	-72,132	-166,573	-56.7%
Depreciation and Amortization	-990,043	-1,079,214	-8.3%
Other Rental and Landing Fees	-526,933	-936,644	-43.7%
Passenger Services	-81,096	-191,309	-57.6%
Aircraft Maintenance	-302,115	-316,562	-4.6%
Other Operating Expenses	-1,012,876	-938,567	7.9%
TOTAL OPERATING EXPENSES	-4,600,669	-7,169,120	-35.8%

OPERATING INCOME	-1,163,528	391,205	n.m.
Operating Margin	-33.9%	5.2%	-39.0 pp

Interest Income	42,138	16,263	159.1%
Interest Expense	-370,655	-426,058	-13.0%
Other Income (Expense)	-2,394,972	-37,342	6313.6%

INCOME BEFORE TAXES AND MINORITY INTEREST	-3,887,017	-55,932	6849.5%
Income Taxes	295,784	22,928	1190.1%

INCOME BEFORE MINORITY INTEREST	-3,591,233	-33,004	10781.2%

Attributable to:
Shareholders	-3,583,410	-36,626	9683.8%
Minority Interest	-7,823	3,622	n.m.

NET INCOME	-3,583,410	-36,626	9683.8%
Net Margin	-104.3%	-0.5%	-103.8 pp

Effective Tax Rate	-7.6%	-41.0%	33.4 pp

EBITDA	-173,485	1,470,419	-111.8%
EBITDA Margin	-5.0%	19.4%	-24.5 pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended			For the nine month period ended
	September 30			September 30
	2020	2019	% Change	2020	2019	% Change

System
Costs per ASK (US Cent)	20.0	6.3	215.8%	10.7	6.5	64.9%
Costs per ASK ex fuel (US Cents)	17.9	4.4	304.8%	8.7	4.5	94.0%
Fuel Gallons Consumed (millions)	78.0	322.9	-75.8%	430.8	945.4	-54.4%
Fuel Gallons Consumed per 1,000 ASKs	14.5	8.5	69.6%	10.0	8.5	17.1%
Fuel Price (with hedge) (US$ per gallon)	1.41	2.22	-36.5%	1.96	2.31	-15.2%
Fuel Price (without hedge) (US$ per gallon)	1.41	2.19	-35.6%	1.92	2.29	-16.2%
Average Trip Length (km)	1,375.1	1,650.7	-16.7%	1,601.9	1,708.7	-6.3%
Total Number of Employees (average)	30,356	41,048	-26.0%	37,506	40,893	-8.3%
Total Number of Employees (end of the period)	29,174	41,193	-29.2%	29,174	41,193	-29.2%

Passenger
ASKs (millions)	5,395	37,882	-85.8%	43,080	110,707	-61.1%
RPKs (millions)	3,577	31,683	-88.7%	33,471	92,686	-63.9%
Passengers Transported (thousands)	2,601	19,194	-86.4%	20,895	54,243	-61.5%
Load Factor (based on ASKs) %	66.3%	83.6%	-17.3 pp	77.7%	83.7%	-6.0 pp
Yield based on RPKs (US Cents)	3.4	7.4	-54.2%	6.7	7.0	-4.2%
Revenues per ASK (US cents)	2.2	6.2	-63.7%	5.2	5.9	-11.1%

Cargo
ATKs (millions)	958	1,592	-39.8%	3,463	4,717	-26.6%
RTKs (millions)	697	853	-18.3%	2,246	2,601	-13.7%
Tons Transported (thousands)	178	225	-20.6%	572	660	-13.2%
Load Factor (based on ATKs) %	72.8%	53.6%	19.2 pp	64.8%	55.2%	9.7 pp
Yield based on RTKs (US Cents)	40.7	29.5	38.1%	38.1	30.2	26.3%
Revenues per ATK (US Cents)	29.6	15.8	87.5%	24.7	16.6	48.4%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of September 30	As of December 31
	2020	2019

Assets:

Cash, and cash equivalents	853,468	1,072,579
Other financial assets	78,234	499,504
Other non-financial assets	181,323	313,449
Trade and other accounts receivable	433,993	1,244,348
Accounts receivable from related entities	581	19,645
Inventories	313,930	354,232
Tax assets	55,584	29,321
Non-current assets and disposal groups held for sale	1,099	485,150
Total current assets	1,918,212	4,018,228

Other financial assets	42,576	46,907
Other non-financial assets	124,199	204,928
Accounts receivable	4,556	4,725
Intangible assets other than goodwill	964,575	1,448,241
Goodwill	-	2,209,576
Property, plant and equipment	11,594,725	12,919,618
Deferred tax assets	314,047	235,583
Total non- current assets	13,044,678	17,069,578

Total assets	14,962,890	21,087,806

Liabilities and shareholders’ equity:

Other financial liabilities	2,757,343	1,885,660
Trade and other accounts payables	2,087,043	2,222,874
Accounts payable to related entities	1,116	56
Other provisions	23,822	5,206
Tax liabilities	3,351	11,925
Other non-financial liabilities	1,920,142	2,835,221
Total current liabilities	6,792,817	6,960,942

Other financial liabilities	7,239,309	8,530,418
Accounts payable	637,987	619,110
Other provisions	506,636	286,403
Deferred tax liabilities	371,664	616,803
Employee benefits	73,599	93,570
Other non-financial liabilities	818,291	851,383
Total non-current liabilities	9,647,486	10,997,687

Total liabilities	16,440,303	17,958,629

Share capital	3,146,265	3,146,265
Retained earnings	(3,231,138)	352,272
Treasury Shares	(178)	(178)
Other reserves	(1,387,153)	(367,577)
Equity attributable to the parent company’s equity holders	(1,472,204)	3,130,782
Minority interest	(5,209)	(1,605)

Total net equity	-1,477,413	3,129,177

Total liabilities and equity	14,962,890	21,087,806

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of September 30, 2020	As of September 30, 2019

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	3,760,409	8,230,559
Other cash receipts from operating activities	41,646	64,919

Payments for operating activities
Payments to suppliers for goods and services	(3,054,762)	(5,096,491)
Payments to and on behalf of employees	(985,281)	(1,424,201)
Other payments for operating activities	(56,367)	(210,046)
Income Taxes refunded (paid)	(55,206)	(32,566)
Other cash inflows (outflows)	22,282	117,423

Net cash flows from operating activities	(327,279)	1,649,597

Cash flow used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities	1,375,338	3,066,595
Other payments to acquire equity or debt instruments of other entities	(1,084,704)	(3,211,312)
Purchases of property, plant and equipment	75,566	47,896
Purchases of intangible assets	(264,354)	(588,170)
Cash advances and loans granted to third parties	(48,308)	(62,842)
Collections from related entities	-	(47,936)
Interest Received	34,344	14,043
Other cash inflows (outflows)	(2,192)	(1,921)

Net cash flows used in investing activities	85,690	(783,647)

Cash flow from (used in) financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	(3,225)	(294,110)
Amounts raised from long-term loans	689,809	1,349,970
Amounts raised from short-term loans	560,296	64,000
Loans repayment	(786,354)	(1,137,847)
Payments of lease liabilities	(113,741)	(292,082)
Dividends paid	(571)	(55,116)
Interest paid	(175,585)	(397,206)
Other cash inflows (outflows)	(107,788)	(58,341)

Net cash flows from (used in) financing activities	62,841	(820,732)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(178,748)	45,218
Effects of variations in the exchange rate on cash and equivalents	(40,363)	(179,418)
Net increase (decrease) in cash and cash equivalents	(219,111)	(134,200)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,072,579	1,081,642

CASH AND CASH EQUIVALENTS AT END OF PERIOD	853,468	947,442

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of September 30	As of December 31
	2020	2019

Total Assets	14,962,890	21,087,806
Total Liabilities	16,440,303	17,958,629
Total Equity*	-1,477,413	3,129,177
Total Liabilities and Shareholders equity	14,962,890	21,087,806

Debt
Current and long term portion of loans from financial institutions	5,240,604	5,462,684
Current and long term portion of obligations under capital leases	1,623,759	1,730,843
Total Financial Debt	6,864,363	7,193,527
Lease liabilities	3,054,225	3,172,157
Total Gross Debt	9,918,588	10,365,684
Cash and cash equivalents	-885,697	-1,459,248
Total Net Debt	9,032,891	8,906,436

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of September 30	As of December 31
	2020	2019

Cash and Equivalents as % of LTM revenues	14.0%	14.0%

Gross Debt (US$ thousands)	9,918,588	10,365,684
Gross Debt / EBITDA (LTM)	17.5	4.7

Net Debt (US$ thousands)	9,032,891	8,906,436
Net Debt / EBITDA (LTM)	15.9	4.0

LATAM Airlines Group S.A.

Consolidated Fleet

	As of September 30, 2020
	Operating leases on balance under IFRS16	Aircraft on Property, Plant & Equipment	Total

Passenger Aircraft
Airbus A319-100	8	38	46
Airbus A320-200	41	94	135
Airbus A320- Neo	6	7	13
Airbus A321-200	19	19	38
Airbus A350-900	7	3	10
Boeing 767-300	-	28	28
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	10	2	12
TOTAL	101	201	302

Cargo Aircraft
Boeing 767-300F	1	10	11
TOTAL	1	10	11

TOTAL OPERATING FLEET	102	211	313

Subleases
Airbus A320-200	-	2	2
Airbus A350-900	-	1	1
Boeing 767-300F	-	1	1
TOTAL SUBLEASES	-	4	4

TOTAL FLEET	102	215	317